Exhibit 4.8

Execution Version

GENERAL TERMINATION AND RELEASE

(Bristow Academy, Inc., as Guarantor)

THIS GENERAL TERMINATION AND RELEASE (this “Agreement”), dated and effective as of November 1, 2017, is made by U.S. Bank National Association, in its capacity as trustee (in such capacity, the “Trustee”) under that certain Indenture dated as of June 17, 2008, among Bristow Group Inc. (the “Issuer”), the subsidiary guarantors signatory thereto, and Trustee, pursuant to which the Issuer has issued its 6¼% Senior Notes due 2022, as supplemented by the Third Supplemental Indenture dated as of October 12, 2012, as further supplemented by the Fourth Supplemental Indenture dated as of June 21, 2016, and as further supplemented by the Fifth Supplemental Indenture dated as of November 10, 2016 (the “Indenture”). This Agreement is made by the Trustee for the benefit of Bristow Academy, Inc., a California corporation (“Guarantor”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

RECITALS:

A.Prior to the effectiveness of this Agreement, the Guarantor is a Guarantor under the Indenture.

B.Pursuant to Section 11.04(1) of the Indenture, a Guarantor shall be automatically and unconditionally released from all of its obligations under its Subsidiary Guarantee and its obligations under the Indenture upon a sale of all of the Capital Stock of such Guarantor owned by the Company or its Subsidiaries to a Person other than the Company or a Restricted Subsidiary; provided that the Net Proceeds of such sale or disposition are applied in accordance with Sections 4.10 and 5.10 of the Indenture.

C.The Issuer has executed and delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel to the effect that all of the covenants and conditions provided for in the Indenture relating to the release of Guarantor from its obligations under its Subsidiary Guarantee and its obligations under the Indenture have been complied with.

D.Pursuant to Section 11.04(1) of the Indenture, the Issuer has requested that the Trustee release Guarantor from its obligations under its Subsidiary Guarantee and its obligations under the Indenture.

NOW THEREFORE, with intent to be legally bound hereby and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Trustee hereby acknowledges and agrees as follows:
SECTION 1.    Termination and Release. The Trustee hereby acknowledges and agrees that Guarantor is hereby released from its Subsidiary Guarantee, and Guarantor is released from all its obligations under the Indenture. Notwithstanding anything to the contrary contained in the preceding sentence, this Agreement shall not terminate or release any obligations or duties of Guarantor that by the terms of the Indenture specifically survive termination thereof.

SECTION 2.    Further Assurances. The Trustee hereby agrees to deliver to the Issuer, at the Issuer’s sole cost and expense, including reasonable legal fees and out-of-pocket expenses, such releases, discharges and similar documents as the Issuer may reasonably request in connection with the release described in Section 1 above.

SECTION 3.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Delivery of this Agreement by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[Signature Page to Follow.]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed by its officer thereunto duly authorized, as of the date first above written.
U.S. BANK NATIONAL ASSOCIATION, as Trustee

By: /s/ Susan C. Chadbourne
Name:     Susan C. Chadbourne
Title:     Vice President